

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Nicholas Curtis
Chief Executive Officer
LENSAR, Inc.
2800 Discovery Drive
Orlando FL
32826

>   **Re: LENSAR, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form 10**
>   **Submitted August 4, 2020**
>   **CIK No. 0001320350**

Dear Mr. Curtis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 submitted August 4, 2020

The Spin-Off
Conditions to the Spin-Off, page 77

1.   We note your statement that the PDL board of directors can waive in its sole discretion the conditions that: (i) all actions and filings necessary under federal or state securities laws related to the Transactions shall have been taken, (ii) the acceptance of your common stock for listing, (iii) any material government authorizations necessary to consummate the Spin-Off shall have been obtained, (iv) the effectiveness of your amended and restated certificate of incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off. Please update your

disclosure to discuss to potential consequences to stockholders if the PDL board of directors waives these conditions and proceeds with the Spin-Off.

<u>Development Agreement with Oertli, page 125</u>

2.   We note that you and Oertli will be joint and several owners of intellectual property resulting from the development agreement. Please clarify whether there are any restrictions on either party's ability to use the intellectual property to compete with the other. If there are no such restrictions, please consider appropriate risk factor disclosure.

 You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Drew Capurro